April 22, 2019

Stuart Spence
Chief Financial Officer
MCDERMOTT INTERNATIONAL INC
757 N. Eldridge Parkway
Houston, Texas 77079

       Re: MCDERMOTT INTERNATIONAL INC
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed February 25, 2019
           File No. 001-08430

Dear Mr. Spence:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2018

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Outlook
Strategic Review of Business Portfolio, page 36

1. Please expand your disclosures for the anticipated sale of the storage tank and US pipe fabrication businesses to disclose the impact to your consolidated financial statements.
      Please refer to Instruction 3 to Item 303(a) of Regulation S-K and
Section 501.12.b.3. of
      the Financial Reporting Codification for guidance.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Tracey Houser, Staff Accountant, at 202-551-3736, or Terence O'Brien,
Accounting Branch Chief, at 202-551-3355 with any questions.
 Stuart Spence
MCDERMOTT INTERNATIONAL INC
April 22, 2019
Page 2




                                              Sincerely,
FirstName LastNameStuart Spence
                                         Division of Corporation Finance
Comapany NameMCDERMOTT INTERNATIONAL INC
                                         Office of Manufacturing and
April 22, 2019 Page 2                    Construction
FirstName LastName